UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  1)  (1)

SPECTRE GAMING, INC. (F/K/A ONELINK, INC.)

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

84761G 10 7

(CUSIP Number)

Ronald E. Eibensteiner

and Morgan Street Partners, LLC

800 Nicollet Mall, Suite 2690

Minneapolis, MN   55402

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84761G 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald E. Eibensteiner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,762,333

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,762,333

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,762,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See explanation in Item 5)

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morgan Street Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,452,333

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,452,333

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,452,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Item 1.	Security and Issuer

This statement relates to the common stock, $.01 par value, of Spectre Gaming, Inc. (f/k/a OneLink, Inc.), a Minnesota corporation (“Spectre Gaming”).  The address of Spectre Gaming’s principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN  55402.

Item 2.	Identity and Background

This Schedule 13D is being filed by Ronald E. Eibensteiner and Morgan Street Partners, LLC.   The business address for both reporting persons is 800 Nicollet Mall, Suite 2690, Minneapolis, MN  55344.  Mr. Eibensteiner is an officer and director of the Issuer and a private investor.   Morgan Street Partners, LLC is a limited liability company which is owned by Mr. Eibensteiner’s wife and daughter, and of which Mr. Eibensteiner is CEO and Manager.

During the last five years, Mr. Eibensteiner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eibensteiner is a citizen of the United States of America.
Morgan Street Partners, LLC is a Minnesota limited liability company.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction
The shares of Spectre Gaming subject to this Statement are held by the Reporting Persons solely for investment purposes.

Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate.  The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;

(f)            Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

a.- b.  Mr. Eibensteiner beneficially owns 1,762,333 shares, which includes the following:  (i) 143,333 shares are held by Wyncrest Capital, Inc., a corporation that is wholly owned by Mr. Eibensteiner; (ii) 66,666 shares issuable upon conversion of Series A Preferred Stock; and (iii) 1,452,333 shares (which includes 133,333 shares issuable upon conversion of Series A Preferred Stock) held by Morgan Street Partners, LLC, of which Mr. Eibensteiner is the sole executive officer.

Morgan Street Partners, LLC, a limited liability company, which is owned by Mr. Eibensteiner’s spouse and daughter, beneficially owns 1,452,333 shares, of which 133,333 shares are issuable upon conversion of Series A Preferred Stock.

Mrs. Eibensteiner also holds 92,666 shares in her IRA.  Mr. Eibensteiner disclaims beneficial ownership of the shares held in the IRA for the benefit of his spouse and these shares are not included in the totals on page 2 and are noted here for information only.

As of December 31, 2003, Spectre Gaming had 8,093,198 shares outstanding.  Accordingly, based upon this information Mr. Eibensteiner is the beneficial owner of 21.3% of the outstanding shares and Morgan Street Partners, LLC is the beneficial owner of 17.7%.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

Neither Mr. Eibensteiner nor Morgan Street Partners, LLC has had a transaction in the last 60 days.  This Amendment is being filed to report a material change in the percentage of ownership due to changes in the Issuer’s number of shares outstanding.

d.	Not applicable.
e.	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
Agreement To Jointly File Schedule 13d: Incorporated by reference to Schedule 13D filed by Ronald E. Eibensteiner and Morgan Street Partners on October 9, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 22, 2004	/s/ Ronald E. Eibensteiner
Ronald E. Eibensteiner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STREET PARTNERS, LLC

Dated:	January 22, 2004	By:	/s/	Ronald E. Eibensteiner
Ronald E. Eibensteiner
Chief Executive Officer